ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from
4 March to 2 April 2008

DATE DETAILS

1.4.08 Voting Rights and Capital (NGplc monthly update and year end)

28.3.08 Directors share interests- Bob Catell and Nick Winser

17.3.08 Extension of Prohibited Period Share Repurchase Programme

12.3.08 And 27.3.08 Voting Rights and Capital (Transfer of shares out of Treasury)

11.3.08 Directors Interests — Share Incentive Plan — monthly update

6.3.08 Directors interests- Performance Share Plan – Lapse of Awards

6.3.08 Voting Rights and Capital (Transfer of shares out of Treasury)

4.3.08 Directors Interests- Linda Adamany purchases holding

Notes: NG has continued its share repurchase programme. Annexed are further announcements made on 4, 5, 6, 7, 10, 11, 12, 13, 14, 17, 18, 19, 20, 25, 26, 27, 28, and 31 March and 1, 2 April 2008- in respect of repurchases on each preceding business day.

During the period two separate ‘same day’ National Grid plc Forms 6-k were sent as follows:

- 31 March 2008- ‘Board Change’

- 1 April- ‘Sale of Ravenswood Generating Station for $2.9 Billion’

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update- Routine announcements from
4 March to 2 April 2008

1 April 2008

National Grid plc

Voting rights and capital – update

National Grid plc’s registered ordinary share capital as at close of 31 March 2008 consisted of 2,581,913,516 shares, of which 66,696,328 have been purchased in the market and registered as treasury shares, leaving a balance of 2,515,217,188 shares with voting rights.

The figure of 2,515,217,188 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interests in, or a change to their interest in, National Grid plc under the Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

National Grid plc (‘National Grid’)

28th March 2008

Directors’ interests in National Grid plc (NG.) Ordinary Shares

Bob Catell

Late yesterday, 27th March 2008, Bob Catell purchased a further 1,000 ADRs (900 of them at $71.38 each and 100 at $71.37 each), equivalent to 5,000 ordinary shares.

This takes his total interest to 20,084 ADRs (equivalent to 100,420 ordinary shares) comprised of options over 85,420 shares and a total of 15,000 held beneficially. .

Nick Winser

Nick Winser has today notified receiving confirmation of the following transactions, which were conducted for personal tax planning purposes:

Yesterday, Thursday 27th March 2008, all 62,332 shares registered directly in his name were sold in the market at 717.85p per share.

Today, in addition to an existing holding of 638 shares, a further 63,362 shares were purchased by his spouse at 705p per share, increasing her registered holding to 64,000 ordinary shares.

Nick Winser’s total interest after this event is 454,878 comprised of options over 384,941 shares and a total of 69,937 held beneficially.

—
D C Forward
Assistant Secretary
0207 004 3226

17 March 2008

National Grid plc

Transaction in own shares: Extension of Prohibited Period Share Repurchase Programme

National Grid plc (“National Grid”) announces that it has entered into further irrevocable, non-discretionary arrangements to purchase shares on its own behalf for cancellation or holding in Treasury during any prohibited period which it enters into until further notice.

Any acquisitions within a prohibited period will be effected within certain pre-set parameters, and in accordance with both National Grid’s general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of National Grid’s shares for the 5 dealing days preceding the date of purchase.

Further enquiries:

Richard Smith, Investor Relations	+44 (0)20 7004 3172 +44 (0)7747 006 321
David Forward, Assistant Secretary	+44 (0)20 7004 3226

12 March 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that 227,486 shares held in Treasury were transferred late yesterday, and a further 67,282 shares were transferred today, to share scheme participants . Following these changes, National Grid plc’s registered capital at close of 12 March 2008 consists of 2,581,913,516 ordinary shares, of which 59,431,829 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,522,481,687 shares with voting rights.

The figure of 2,522,481,687 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

27 March 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that 118,813 shares held in Treasury were transferred late yesterday to share scheme participants. Following this change, National Grid plc’s registered capital at close of 26 March 2008 consists of 2,581,913,516 ordinary shares, of which 64,561,328 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,517,352,188 shares with voting rights.

The figure of 2,517,352,188 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

11th March 2008

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 31,587 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market on Friday 7th March, at a price of 716 pence per share, on behalf of some 2,500 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	17 Ordinary Shares

Steven Holliday	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	311,089 Ordinary Shares

Steven Holliday	679,247 Ordinary Shares

— —

Contact: D C Forward, Assistant Secretary- (0207 004 3226)

6 March 2008

National Grid plc (National Grid)

Notification of Changes in Directors’ Interests
—

Performance Share Plan — Lapse of Awards

The Trustee of the National Grid Group Employee Share Trust has today confirmed that the following awards made to Executive Directors under the National Grid Performance Share Plan 2002, in the 2004 operation of the Plan, have lapsed in full:

Director	Number of shares over which award granted- and	fully lapsed
Edward Astle	110,326
Mark Fairbairn	47,072
Steve Holliday	117,681
Steve Lucas	116,210
Nick Winser	98,558

These awards were subject to a performance condition. However the performance condition was not satisfied.

The total share interests of the above directors, following these changes, are:

Edward Astle	633,495

Mark Fairbairn	311,072

Steve Holliday	679,230

Steve Lucas	547,571

Nick Winser	453,848

6 March 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that 1,097,119 shares held in Treasury were transferred late yesterday to share scheme participants. Following this change, National Grid plc’s registered capital at close of 6 March 2008 consists of 2,581,913,516 ordinary shares, of which 56,701,492 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,525,212,024 shares with voting rights.

The figure of 2,525,212,024 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

National Grid plc (‘National Grid’)

4th March 2008

Directors’ interests in National Grid plc (NG.) Ordinary Shares

Late yesterday, 3rd March 2008, Linda Adamany purchased a holding of 400 ADRs at $71.0792 each (equivalent to 2,000 ordinary shares).

National Grid plc — Transaction in Own Shares

4 March 2008

National Grid plc announces that on 3 March 2008 it purchased 784,588 of its ordinary shares at a price of 718.4597 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,522,289,923 and the number of ordinary shares in Treasury will be 59,623,593.

National Grid plc — Transaction in Own Shares

5 March 2008

National Grid plc announces that on 4 March 2008 it purchased 699,258 of its ordinary shares at a price of 719.1724 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,521,590,665 and the number of ordinary shares in Treasury will be 60,332,851.

National Grid plc — Transaction in Own Shares

6 March 2008

National Grid plc announces that on 5 March 2008 it purchased 500,865 of its ordinary shares at a price of 725.8553 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,522,186,919 and the number of ordinary shares in Treasury will be 59,726,597.

National Grid plc — Transaction in Own Shares

7 March 2008

National Grid plc announces that on 6 March 2008 it purchased 662,921 of its ordinary shares at a price of 730.9266 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,521,523,998 and the number of ordinary shares in Treasury will be 60,389,518.

National Grid plc — Transaction in Own Shares

10 March 2008

National Grid plc announces that on 7 March 2008 it purchased 807,469 of its ordinary shares at a price of 719.8401 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,520,716,529 and the number of ordinary shares in Treasury will be 61,196,987.

National Grid plc — Transaction in Own Shares

11 March 2008

National Grid plc announces that on 10 March 2008 it purchased 650,401 of its ordinary shares at a price of 717.8079 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,520,066,128 and the number of ordinary shares in Treasury will be 61,847,388.

National Grid plc — Transaction in Own Shares

12 March 2008

National Grid plc announces that on 11 March 2008 it purchased 741,270 of its ordinary shares at a price of 720.1767 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,519,552,344 and the number of ordinary shares in Treasury will be 62,361,172.

National Grid plc — Transaction in Own Shares

13 March 2008

National Grid plc announces that on 12 March 2008 it purchased 739,820 of its ordinary shares at a price of 713.8261 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,518,879,806 and the number of ordinary shares in Treasury will be 63,033,710.

National Grid plc — Transaction in Own Shares

14 March 2008

National Grid plc announces that on 13 March 2008 it purchased 377,700 of its ordinary shares at a price of 712.6891 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,518,502,106 and the number of ordinary shares in Treasury will be 63,411,410.

National Grid plc — Transaction in Own Shares

17 March 2008

National Grid plc announces that on 14 March 2008 it purchased 544,447 of its ordinary shares at a price of 719.3713 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,517,957,659 and the number of ordinary shares in Treasury will be 63,955,857.

National Grid plc — Transaction in Own Shares

18 March 2008

National Grid plc announces that on 17 March 2008 it purchased 724,284 of its ordinary shares at a price of 715.3035 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,517,233,375 and the number of ordinary shares in Treasury will be 64,680,141

National Grid plc – Transaction in Own Shares

19 March 2008

National Grid plc announces that on 18 March 2008 it purchased 525,000 of its ordinary shares at a price of 723.27 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,516,708,375 and the number of ordinary shares in Treasury will be 65,205,141.

National Grid plc – Transaction in Own Shares

20 March 2008

National Grid plc announces that on 19 March 2008 it purchased 625,000 of its ordinary shares at a price of 732 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,516,083,375 and the number of ordinary shares in Treasury will be 65,830,141.

National Grid plc – Transaction in Own Shares

25 March 2008

National Grid plc announces that on 20 March 2008 it purchased 480,000 of its ordinary shares at a price of 727.83 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,516,343,195 and the number of ordinary shares in Treasury will be 65,570,321.

National Grid plc – Transaction in Own Shares

26 March 2008

National Grid plc announces that on 25 March 2008 it purchased 505,000 of its ordinary shares at a price of 726.41 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,515,098,375 and the number of ordinary shares in Treasury will be 66,815,141.

National Grid plc – Transaction in Own Shares

27 March 2008

National Grid plc announces that on 26 March 2008 it purchased 575,000 of its ordinary shares at a price of 720.98 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,514,523,375 and the number of ordinary shares in Treasury will be 67,390,141.

National Grid plc – Transaction in Own Shares

28 March 2008

National Grid plc announces that on 27 March 2008 it purchased 1,000,000 of its ordinary shares at a price of 710.80 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,513,642,188and the number of ordinary shares in Treasury will be 68,271,328

National Grid plc – Transaction in Own Shares

31 March 2008

National Grid plc announces that on 28 March 2008 it purchased 1,280,000 of its ordinary shares at a price of 698.64 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,512,362,188and the number of ordinary shares in Treasury will be 69,551,328

National Grid plc – Transaction in Own Shares

1 April 2008

National Grid plc announces that on 31 March 2008 it purchased 1,105,000 of its ordinary shares at a price of 693.80 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,511,257,188 and the number of ordinary shares in Treasury will be 70,656,328

National Grid plc – Transaction in Own Shares

2 April 2008

National Grid plc announces that on 1 April 2008 it purchased 650,000 of its ordinary shares at a price of 707.75 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,510,607,188 and the number of ordinary shares in Treasury will be 71,306,328